Exhibit 1

MTS Announces Resignation of Mr. Tzvika Friedman As a Director

RA'ANANA, Israel / River Edge, NJ, USA - June 20, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, announced today that Mr. Tzvika Friedman has resigned from the Board of Directors of MTS subsequent to the sale of the assets of Vexigo Ltd.

Tzvika Friedman joined the Board of MTS on April 1, 2015 in conjunction with the closing of the acquisition of Vexigo Ltd.  “It has been a pleasure being a part of the MTS board of directors. We’ve faced multiple challenges and I appreciate the work and collaboration with all board members and management in facing them and moving the Company forward,” said Tzvika Friedman.

MTS’s Chairman of the Board, Haim Mer, said, “I value Tzvika’s strategic vision and am appreciative of his contribution and service to our company. The Board and management of MTS would like to thank Tzvika for his time and dedication to MTS and we wish him well in his future business endeavors.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

Interim CFO

Tel: +972-9-7777-540

Email: ofira.bar@mtsint.com